October 26, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (651) 227-7705

Mr. Patrick W. Keene, Chief Financial Officer
AEI Fund Management XX, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN   55101

RE: AEI Net Lease Income & Growth Fund XX Limited Partnership
File No. 000-23778
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Keene:

We have reviewed the above referenced filings and have the following comment.
We have limited our review to only your financial statements and related disclosures and
will make no further review of your documents. As such, all persons who are responsible
for the adequacy and accuracy of the disclosures are urged to be certain that they have
included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to this
comment. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. After reviewing your explanation, we may or may not raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects.
We welcome any questions you may have about our comment or on any other aspect of
our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB and Forms 10-QSB

Item 8A. Controls and Procedures

1.   Refer also to the Form 10-QSB for the quarters ended March 31, 2007 and June
       30, 2007. We note your statement that the President and Chief Financial Officer
       of the Managing Member concluded that your disclosure controls and procedures

are adequately designed to ensure that information requiring disclosure is recorded, processed, summarized and reported on a timely basis. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

As appropriate, please amend the referenced filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant